

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 18, 2008

Margaret A. Burton
President and Chief Executive Officer
Fresca Worldwide Trading Corporation
7337 Oswego Road
Liverpool, New York 13090

> **Re:** **Fresca Worldwide Trading Corporation**
> **Amendment No. 2 to Form SB-2**
> **Filed January 11, 2008**
> **File No. 333-145882**

Dear Ms. Burton:

We have reviewed your filing and your response letter submitted on January 11, 2008, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Financial Information, page 8

1. We note your response to prior comment 3. As previously requested, please label the December 31, 2006 and 2005 columns as "unaudited" since none of the

information presented is covered by the report of the registered public accounting firm.

Depreciation, page 33 and 37

2. We note your response to prior comment 10. It appears revised your disclosures to change the useful life of your ATM's from twenty years to a range of three to five years. Please tell us how this change impacted your financial statements. In addition, we note your disclosure on page F-6 that your related assets have a life of five to seven years. Please reconcile these disclosures.

3. Since your depreciation is included in your cost of sales, please place this discussion before your discussion of gross profit.

Interest Income, page 35

4. Please disclose the reason for the increase in interest income. Also, provide this discussion on pages 37 and 39.

Liquidity and Capital Resources, page 39

5. We note your response to prior comment 13, and the revised disclosure on page 40. The statement there that "once we [are a] public reporting company, we anticipate our legal and accounting fees to not be substantial" appears at variance with the statement found on the bottom of page 39 that "the preparation and filing of such reports will necessitate additional accounting and legal fees." Please revise or advise.

Financial Statements, page 43

6. Please change the reference from December 31, 2007 to December 31, 2006.

Report of Independent Registered Public Accounting Firm, page F-2

7. We note your response to prior comment 21. Please have your auditor revise the report to refer to the periods disclosed in Exhibit 15.1.

8. We note your response to prior comment 22. Please have your auditor revise the report to state that all information included in these financial statements is the "responsibility" of the management of Fresca Worldwide Trading Corp. Also, revise the report to refer to generally accepted accounting principles in the United States of America.

Statement of Operations, page F-5

9. We note your responses to prior comments 12 and 25. Please tell us the nature of the bad debt expense and why it is appropriate to include such expense in professional fees.

10. We note your response to prior comment 26. Please tell us in more detail why the election to expense the cost of equipment eliminated your tax expense in 2006. Also, we are unable to locate the disclosure in the note titled "Income Taxes." Please advise or revise.

Statement of Stockholders' Equity, page F-4

11. We note your response to prior comment 24. Please revise to label the beginning balance and the balance at December 31, 2006 as "audited" and the balance at September 30, 2007 as "unaudited."

12. Please present the balance as of December 31, 2005.

13. Please refer to the line item, "Purchase of Common Stock." Replace "Purchase" with "Sale."

Statements of Cash Flows, page F-5

14. Please delete the columns for the three month periods ended September 30, 2007 and September 30, 2006. Also, provide a column for the twelve months ended December 31, 2005.

15. Please refer to the line item "additional paid in capital." It appears to us that this line item represents the amount over par received in your private placement completed in June of 2007. Please reclassify this amount to "Sale of stock" and delete this line item.

16. We note your response to prior comment 28. Please tell us and disclose the nature of the line item, "Distribution." We note that the distribution is not reflected in your statement of stockholders' equity.

Organization and Basis of Presentation, page F-6

17. We note your response to prior comment 23. Please disclose that you were inactive from December 29, 2003 (date of formation) until February 10, 2006.

Concentration of Credit Risk, page F-6

18. We note your response to prior comment 30. You continue to disclose that you have "experienced a 15% increase in revenue's, due to increased locations and improved economic conditions." We also note that your revenues have decrease for the nine months ended September 30, 2007 as compared September 30, 2006. Please revise or advise.

Revenue Recognition, page F-7

19. We note your response to prior comment 31. You state that you receive 100% of the surcharge fees and a percentage of the inter exchange fees. Per page 7, we note that you rebate all or a portion of the surcharge and inter exchange fees on ATM's owned by third party vendors. As previously requested, disclose why you only receive a portion of the surcharge and inter change fee. Also, disclose your revenue recognition policy for these transactions here and in your critical accounting polices section on page 34.

Common Stock, page F-7

20. It appears to us that you issued 120,000 shares in 2007 and not 2006. Please revise or advise.

Exhibit 15.1

21. Please have your auditor revise this Exhibit to refer only to the SB-2/A. Also, delete the reference to the Form 10-QSB and the Form S-8 or tell us why the reference is appropriate.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Virginia K. Sourlis, Esq. (via facsimile at (732) 530-9008)